UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AMERICAN POWER GROUP CORPORATION
(Name of Issuer)


Common Stock, $0.01 par value per share
(Title of Class of Securities)


  395379 30 8
 (CUSIP Number)


January 5, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/_/  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/_/  Rule 13d-1(d)


*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(Page 1 of 5 Pages)


1  NAME OF REPORTING PERSONS.

Matthew Van Steenwyk


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) /_/	(b) /_/


3  SEC USE ONLY



4  CITIZENSHIP OR PLACE OF ORGANIZATION

US

NUMBER OF SHARES     5 Sole Voting Power     2,703,260
BENEFICIALLY OWNED   6 Shared Voting Power       1,000
BY EACH REPORTING    7 Sole Dispositive Power        0
                     8 Shared Disositive
     		       Power                     1,000

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,704,260

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*	/_/


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12  TYPE OF REPORTING PERSON*

IN


*SEE INSTRUCTIONS

Item 1(a).   Name of Issuer:

American Power Group Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

7 Kimball Lane, Lynnfield MA 01940

Item 2(a).  Name of Person Filing:

Matthew Van Steenwyk

Item 2(b).  Address of Principal Business Office or, if none,
Residence:

2747 Paradise Road, Suite 3604, Las Vegas, NV 89109.

Item 2(c).  Citizenship:

Mr. Van Steenwyk is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

395379 30 8

Item 3.   If this statement is filed pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether
the person filing is a:


(a) /_/	Broker or dealer registered under section 15 of
	the Act (15 U.S.C. 78o);
(b) /_/	Bank as defined in section 3(a)(6) of the Act
	(15 U.S.C. 78c);
(c) /_/	Insurance company as defined in section 3(a)(19)
	of the Act (15 U.S.C. 78c);
(d) /_/	Investment company registered under Section 8 of
	the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) /_/	An investment adviser in accordance with Section
	240.13d-1(b) - 1(b)(1)(ii)(E);
(f) /_/	An employee benefit plan or endowment fund in
	accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) /_/	A parent holding company or control person in
	accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) /_/	A savings association as defined in Section 3(b)
	of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) /_/	A church plan that is excluded from the definition of
	an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) /_/	A non-U.S. institution in accordance with Section
	240.13d-1(b)(1)(ii)(J);
(k) /_/	Group, in accordance with Section 240.13d-1(b)(1)
	(ii)(K).

If filing as a non-U.S. institution in accordance with
Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

Item 4.   Ownership

(a) Amount beneficially owned

2,704,260

(b) Percent of class

5.3%

(c) Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:   2,703,260
(ii) Shared power to vote or to direct the vote:     1,000
(iii)Sole power to dispose or to direct the
	disposition of: 			 2,703,260
(iv) 	Shared power to dispose or to direct the
	disposition of:				     1,000

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent
Holding Company or Control Person

Not applicable

Item 8.  Identification and Classification of Members of a
Group

Not applicable

Item 9.  Notice of Dissolution of Group

Not applicable

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 23, 2015


/s/Matthew Van Steenwyk
Matthew Van Steenwyk